August 22, 2007

Mail Stop 4561

Mr. Steven Bregman
President
Fromex Equity Corp.
320 Manville Road
Pleasantville, NY   10570

Re: Item 4.02 Form 8-K
        Filed July 13, 2007
        File No. 000-52241

Dear Mr. Bregman:

We have reviewed your response letter dated August 8, 2007 and have the following additional comments.

1. We note your response to our comment and your disclosure in the Explanatory Note and on page 10 of your Form 10-Q/A filed July 30, 2007. You state in your Form 10-Q/A that you "accepted the Staff's comment and agreed to restate." You also state in your response that you still believe that the guidance you cited was appropriate, but in light of the request of the Staff, you would restate; however, reference to the staff's comments/position is not warranted since the reason for your restatement was actually to correct an error in your financial statements. Please remove these references and revise your filings to state that your company is restating its filings in order to be in accordance with GAAP, rather than the SEC staff's positions.

2. Furthermore, you state in your Form 10-Q/A that you adopted the SEC accounting Staff's position and accordingly your officers concluded that your disclosure controls and procedures were effective as of November 30, 2006. This statement does not make sense. Since your financial statements were not in accordance with GAAP as of November 30, 2006 and you had to restate them to correct an error, please properly explain why you believe that your disclosure controls and procedures were effective as of November 30, 2006 or revise your conclusion, if applicable.

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You should response to this comment on or before August 30, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant